SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On May 28, 2026, Eco Wave Power Global AB (publ) (the “Company”) published its notice convening the annual general meeting of the Company’s shareholders (the “Notice”), which is to be held on June 30, 2026. A copy of the Notice and a press release relating to the Notice are being furnished as Exhibits 99.1 and 99.2 to this Report of Foreign Private Issuer on Form 6-K, respectively. Materials relating to the annual general meeting of the Company’s shareholders are available on the Company’s website at www.ecowavepower.com.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-275728 and 333-282101) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Eco Wave Power Global AB (publ) Notice to Attend the Annual General Meeting.
99.2	Press release dated May 28, 2026, titled “Notice to Attend Annual General Meeting of Eco Wave Power Global AB (publ)”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ Aharon Yehuda
Aharon Yehuda
Chief Financial Officer

Date: May 28, 2026

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